gary b. wolff, p.c.

  Counselor At Law

488 Madison Avenue

Suite 1100

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@verizon.net

June 27, 2007

Via Federal Express

Mail Stop 6010

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/Pre-Effective Amendment Two

File No.: 333-141327

Dear Mr. Riedler:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments, including clarifications made during telephone conversations on June 7, 2007 between Shane Grant and Matt McReynolds of Mantyla McReynolds, LLC and Amy Bruckner and Mary Mast of the SEC, or represent an updating of material previously filed to reflect developments in the business of Max Nutrition, Inc.  The paragraph numbers below correspond to the numbered comments in your June 4, 2007 letter of comment.

With regard to the understandings reached during the telephone conversations on June 7, 2007, we:

▪

Edited and reduced the disclosures in the financial statements relating to our Stock Option Plan. We have never issued any options or other convertible financial instruments under the Plan.

▪

Summarized and disclosed the number of common shares that were sold by us to parties considered related to us.

▪

Clarified that the $.01 per share offering price is indicative of the Company value and is not based solely on the previous sale of shares for $.001 per share.

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 27, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A2

File No.: 333-141327

The answers set forth below to the specific comments included in the Comment Letter of June 4, 2007 should be read and understood in light of the telephone conversations of June 7, 2007.

General

1.

We have updated the financial statements included in the Registration Statement through April 30, 2007.

Business

2.

We have expanded our disclosure to indicate that the products that we sell are not regulated by the FDA.

Critical Accounting Policies

Revenue Recognition

3.

We have expanded our disclosure to indicate that actual sales returns occur quickly after a sale has been made and have been negligible. No allowance for sales returns was recorded at October 31, 2006.

Note 1

4.

The footnote was clarified to explain the accounting treatment and justify why the various transactions all involved entities under common control.

5.

We applied Topic 4B of the Staff Accounting Bulletins issued by the Securities and Exchange Commission, by reclassifying all of the Company’s undistributed earnings and losses to additional paid-in capital as of January 12, 2007.

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 27, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A2

File No.: 333-141327

Stockholders’ Deficit

6.

The response to this comment should be considered in conjunction with the telephone conversations of June 7, 2007. FASB 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The two capital transactions entered into by the Company were not exchanges of the type covered by FASB 123R. Neither involved any exchanges for goods or services. The first capital transaction involved the exchange of newly-issued common shares for the membership units of an LLC which in effect was a merger of two legal entities under common control The second transaction involved the sale of shares for cash. No other consideration was involved.  There was no compensation or liabilities assumed.

7.

See Response to Item 6.

8.

We have never issued any options, warrants or any other convertible securities or financial instruments. There has been full disclosure of the only two transactions involving common stock.

9.

See Response to Item 6.

10.

See Response to Item 6.

11.

No common stock or any other equity instruments have been issued by us other than the two issuances of common stock that are disclosed in the prospectus.

12.

The response to this comment should be considered in conjunction with the telephone conversations of June 7, 2007. We have provided disclosure of the offering price in Determination of Offering Price.

13.

We have never issued any options, warrants or any other financial instruments that are convertible into common shares and have no current plans of doing so.

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 27, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A2

File No.: 333-141327

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Max Nutrition, Inc.

Mantyla McReynolds, LLC